ONE FEDERAL PLACE 1819 FIFTH AVENUE NORTH BIRMINGHAM, AL 35203-2104 205.521.8000 FAX 205.521.8800 WWW.BRADLEYARANT.COM
J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
June 29, 2007
Mr. Todd K. Schiffman
Mr. Jonathan E. Gottlieb
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp Registration Statement on Form S-4 Filed May 22, 2007 File No. 333-143167
Ladies and Gentlemen:
     We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated June 22, 2007, relating to the Registration Statement on Form S-4 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on May 22, 2007. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared an Amendment No. 1 to Form S-4 to reflect our responses.
     We are transmitting to you with this letter two clean and marked versions of the Amendment No. 1 to Form S-4. The marked version has been marked appropriately to indicate the changes from the Form S-4 filed with the Commission on May 22, 2007 in response to the comments of the staff or otherwise.
     References to page numbers in this letter of response are to page numbers contained in the marked version of the Amendment No. 1 to Form S-4.
     The following paragraphs set forth the responses to the letter of comments dated June 22, 2007:
General
1.	Please tell us whether or not CapitalSouth and Monticello, or their respective advisors, exchanged financial projections.

BIRMINGHAM	CHARLOTTE	HUNTSVILLE	JACKSON	MONTGOMERY	WASHINGTON, DC

Mr. Todd Schiffman
June 29, 2007

CapitalSouth and Monticello, either directly or through their respective advisors, did not exchange financial projections with the exception that Monticello gave to CapitalSouth the three-year financial projections that it had prepared for the Office of Thrift Supervision in connection with Monticello’s efforts to comply with the Cease and Desist Order. A copy of the financial projections is included herewith as Exhibit A.

2.	Please provide the staff with copies of all reports, opinions and appraisals in connection with the merger received by either CapitalSouth or Monticello or any affiliate of either, or any of their directors or executive officers. Please provide written summaries of any oral reports.

Neither CapitalSouth nor Monticello, or any affiliate of either, or any of their respective directors or executive officers, received any reports, opinions or appraisals in connection with the merger with the exception of the verbal opinion of McKinnon & Company, Inc. delivered to the board of directors of Monticello on February 28, 2007 that the merger consideration was fair from a financial point of view to the Monticello shareholders. The opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders of Monticello, and McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders of Monticello. McKinnon confirmed its fairness opinion in writing as of May 22, 2007, and the fairness opinion is attached to the Amendment No. 1 to Form S-4 as Appendix B. The verbal opinion of McKinnon delivered to the board of directors of Monticello on February 28, 2007 is consistent with the written opinion attached to Amendment No. 1 to Form S-4 as Appendix B.
Cover
3.	Please revise the second paragraph to distinguish between the consideration being offered to Mr. Bowen and the consideration being offered to all other shareholders.

We have revised our disclosure in the second paragraph of the cover page to distinguish between the consideration being offered to Mr. Bowen and the consideration being offered to all other shareholders of Monticello.
Common Questions and Answers About the Proposed Merger, page iii
4.	Please disclose at the outset of this section that the merger will be approved by shareholders of Monticello since directors and executive officers of Monticello who own over 77 percent of the outstanding shares intend to approve the merger. Accordingly, the only option for Monticello shareholders who disapprove of the merger will be to exercise

Mr. Todd Schiffman
June 29, 2007

their dissenters’ rights under Florida law. Disclose that CapitalSouth has the right to terminate the merger agreement if dissenters’ rights are sought by shareholders holding more than five percent of Monticello’s shares.

We have revised our disclosure on page iii to state that the merger will be approved by the shareholders of Monticello since directors and officers of Monticello who own over 79 percent of the outstanding shares have agreed to vote in favor of the merger. We have further revised our disclosure to reflect that the only option for Monticello shareholders who disapprove of the merger and wish to receive 100 percent cash in exchange for their Monticello shares will be to exercise their dissenters’ rights under Florida law, and that CapitalSouth has the right to terminate the merger agreement if dissenters’ rights are sought by shareholders holding more than five percent of Monticello’s shares.

5.	Please add a question and answer regarding dissenters’ rights in which you disclose that a shareholder of Monticello may elect to receive 100 percent cash for their shares by exercising their dissenters’ rights under Florida law under which they will receive cash equal to the estimated fair value of the dissenting shareholder’s shares as determined by either the corporation, the dissenting shareholder, or a Florida state court. Please address the extent to which a shareholder of CapitalSouth has dissenters’ rights.

We have revised our disclosure on page iii to add a question and answer regarding dissenters’ rights for shareholders of Monticello and stockholders of CapitalSouth that includes a discussion that a shareholder of Monticello may elect to receive 100 percent cash for their shares by exercising their dissenters’ rights under Florida law under which they will receive cash equal to the estimated fair value of the dissenting shareholder’s shares as determined by either CapitalSouth, the dissenting shareholder, or a Florida state court. We also have included disclosure indicating that CapitalSouth stockholders do not have dissenters’ rights in this transaction.
What will Monticello shareholders receive in the merger?, page iii
6.	Please revise as follows:
•	revise the second paragraph and similar disclosure throughout the document to describe the consideration being offered to Mr. Bowen on a per share basis as you do in the fourth paragraph for all other shareholders;

•	revise the second paragraph to identify Mr. Bowen as the Chairman and CEO of Monticello;

Mr. Todd Schiffman
June 29, 2007

•	revise the third paragraph to state that the note has a term of five years, is payable quarterly, pays interest on a floating basis equal to 0.5 percent above LIBOR and can be prepaid in its entirety; and

•	revise the sixth paragraph to disclose whether CapitalSouth has any intention to make any stock splits, stock dividends, reclassifications or similar distributions before the closing of the merger.
We have revised our disclosure on pages iii and iv to:
•	revise the second paragraph and similar disclosure throughout the document to describe the consideration being offered to Mr. Bowen on a per share basis as we do in the fourth paragraph for all other shareholders of Monticello;

•	revise the second paragraph to identify Mr. Bowen as the Chairman and CEO of Monticello;

•	revise the third paragraph to state that the promissory note to be received by Mr. Bowen has a term of five years, is payable quarterly, pays interest on a floating basis equal to 0.5 percent above LIBOR and can be prepaid in its entirety without penalty; and

•	revise the sixth paragraph to disclose that CapitalSouth has no intention to make any stock splits, stock dividends, reclassifications or similar distributions before the closing of the merger.
Will James C. Bowen receive a different amount of consideration, page iv
7.	Please tell us the basis for your claim that Mr. Bowen is receiving “the same amount of consideration per share.” It appears that Mr. Bowen is receiving different forms and amounts of consideration. For instance, we note that although he owns 48 percent of the outstanding shares, he is receiving more than 48 percent of the cash. Moreover, he is receiving a promissory note while other shareholders are not. Please explain the reasons for these differences. Please provide us with your analysis as to whether these differences are consistent with federal and state law.

We have revised this question and answer to state that James C. Bowen is the owner of 48.05556% of the outstanding shares of Monticello common stock and that he will receive 48.05556% of the aggregate value of consideration to be paid to the shareholders of Monticello in the merger. We have further revised this question and answer to discuss in detail the differences in the consideration to be received by James C. Bowen and the consideration to be received by the other shareholders of Monticello and the reasons for those differences.

The merger is fundamentally governed by Section 252 of the Delaware General Corporation Law, which relates to mergers between Delaware corporations and corporations formed under laws of other states, and Section 607.1107 of the Florida Business Corporation Act, with respect to Monticello, which provision incorporates provisions of Florida Business Corporation Act Section 607.1101. In this regard, Florida law specifies that “the plan of merger shall set forth: . . . (b) the terms and conditions of the proposed merger; and (c) the manner and basis of converting the shares of each corporation into shares, obligations or other securities of the surviving corporation or any other

Mr. Todd Schiffman
June 29, 2007

corporation or, in whole or in part, into cash or other property and the manner and basis of converting rights to acquire shares of each corporation and to rights to acquire shares, obligations or other securities of the surviving or any other corporation or, in whole or in part, into cash or other property.”
Similarly, Delaware law, at Section 252(b), provides
All the constituent corporations shall enter into an agreement of merger or consolidation. The agreement shall state: (1) the terms and conditions of the merger or consolidation; (2) the mode of carrying the same into effect; (3) the manner, if any, of converting the shares of each of the constituent corporations into shares or other securities of the corporation surviving or resulting from the merger or consolidation, or of cancelling some or all of such shares, and, if any shares of any of the constituent corporations are not to remain outstanding, to be converted solely into shares or other securities of the surviving or resulting corporation or to be cancelled, the cash, property, rights or securities of any other corporation or entity which the holders of such shares are to receive in exchange for, or upon conversion of, such shares and the surrender of any certificates evidencing them, which cash, property, rights or securities of any other corporation or entity may be in addition to or in lieu of the shares or other securities of the surviving or resulting corporation.
It is our view that the foregoing provisions permit different holders of the same class of shares to receive different forms of consideration and no provision of which we are aware mandates that such holder be given unrestricted right to select the type of consideration to be received. The Delaware provision expressly permits the “cancelling of some” shares. Inherent in this is different treatment for different holders. As shareholder rights plans were initially being implemented in the 1980s, one of the common challenges to them was that the holders of the same class of stock were being treated differently. See R. Winter, R. Rosenbaum, M. Stumph and L. Parker, State Takeover Statutes and Poison Pills (Vol. 4) at Section 4.1. In that regard, it is stated that “there is now no doubt as to the legality of rights plans. The ‘flip-in’ feature of the plan was held, in some early cases, to violate state corporate law. These rulings, however, have now been overruled, either judicially or by legislation explicitly authorizing the flip-in.” M. Lipton, T. Mirvis and A. Nussbaum, Mergers and Acquisitions and Take-Over Preparedness (1995) at p. 42.
In 1994, Chancellor Allen, speaking for the Delaware Court of Chancery, framed the issue as follows:

Mr. Todd Schiffman
June 29, 2007

Is it permissible to treat one set of shareholders holding a similar security differently from another subset of that same class? For a long time I think it might have been said that it was not permissible. And I don’t need to state a final opinion on a case that is at the settlement stage but just assess the strengths and weaknesses of the claims. But in doing that, I have to say that I am inclined to think that it is permissible. The Unocal precedent was cited, and I think it would be a relevant case were one to have to address this question finally.
In re Times Mirror Shareholder Litigation, 1994 WL 1753203 (Del. Ch., Nov. 30, 1994). Chancellor Allen’s inclination has become the law of Delaware. See Applebaum v. Avaya, Inc., 812 A.2d 880 (Del. 2002). See also Nixon v. Blackwell, 626 A.2d 1366, 1376 (Del. 1993) (“it is well established in our jurisprudence that stockholders need not always be treated equally for all purposes.”); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 957 (Del. 1985).
The only Florida case concerning disparate treatment of shareholders which we have located reference to is an unreported trial decision, Coast Federal Savings & Loan Association v. Culverhouse, No. 89-98CA-01 (Sarasota County Circuit Court, July 28, 1989). It is cited in State Takeover Statutes and Poison Pills for the proposition that “after earlier decision finding a [shareholder’s rights plan] discriminatory feature contrary to both the articles of incorporation and the Federal Home Loan Bank Board’s regulation, 12 CFR Section 552.3, court revised its ruling in light of an amendment to the Florida corporation statute permitting discrimination.” Moreover, it is common for Florida courts, in construing the Florida corporate law, to look to decisions of Delaware. See International Insurance Co. v. Johns, 874 F.2d 1447, fn.22 (11th Cir. 1989) (“We rely in confidence upon Delaware Law to construe Florida corporate law. The Florida courts have relied upon Delaware corporate law to establish their own corporate doctrines.” See, e.g., Davidson v. Ecological Science Corporation, 266 So.2d 71 (Fla. 3d DCA 1972)...See also Boettcher v. IMC Mortg. Co., 871 So. 2d 1047, fn.5 (Fla.App.2 Dist. 2004).)
On these bases, we believe that, as a matter of state corporate merger law, different treatment for Mr. Bowen than that of other shareholders is permissible.
With respect to federal law, we are not aware of any substantive federal provision which would restrict such treatment in the context of a merger. In contrast, we are aware that the so-called “best price” rule, in the context of a tender offer, would impose restrictions on differentiating the type of

Mr. Todd Schiffman
June 29, 2007

consideration made available. See Rule 14d-10.1 We are not aware of such rule having been applied in the statutory merger context. Further, we are aware of a recent example where merger pricing for certain shareholders differed from that of shareholders in general. See OSI Restaurant Partners, Inc., Schedule 14A, dated May 24, 2007 (SEC Accession No. 0000950123-07-007860).
What do I need to do now?, page iv
8.	Please include a description of what a shareholder needs to do to exercise his appraisal rights under Florida law including delivering to Monticello, before the vote is taken, written notice of intent to demand payment and not voting any of their shares in favor of the proposed merger.

We have revised our disclosure on page vi to include a description of what a Monticello shareholder needs to do to exercise his, her or its appraisal rights under Florida law including delivering to Monticello, before the vote is taken, written notice of intent to demand payment and not voting any of his, her or its shares in favor of the proposed merger.
Summary, page 1
9.	Please revise the preamble to delete your statement that the Summary contains “selected” information and add a statement that the Summary contains an overview of the key aspects of the offering, as required by the Instruction to Item 503(a) of Regulation S-K. Please revise the summary to summarize the key aspects instead of merely cross referencing to disclosure in the document. For instance, please revise the “Reasons for the Merger,” on page 2, to summarize the key reasons for the merger instead of “some of these factors.” For instance, please revise the section entitled “Termination of the Merger Agreement” to summarize the

[1]	The “best price” rule is said to have been adopted, in part, in response to the Delaware decision in Unocal v. Mesa Petroleum Co., 493 A.2d 946 (Del.1985), which sanctioned a discriminatory tender offer.

Mr. Todd Schiffman
June 29, 2007

events that give either party the right to terminate the agreement instead of simply referring to “certain events.”
We have revised the preamble to the Summary section on page 1 to delete the statement that the Summary contains “selected” information and add a statement that the Summary contains an overview of the key aspects of the offering, as required by the Instruction to Item 503(a) of Regulation S-K. We have revised our discussion throughout the Summary to summarize the key aspects of the offering instead of merely cross-referencing to disclosure in the document. With respect to the “Reasons for the Merger,” discussion on page 2, we have revised our disclosure to summarize the key reasons for the merger instead of simply referring to “some of these factors.” With respect to the “Termination of the Merger Agreement” discussion on page 12, we have revised our disclosure to summarize the events that give either party the right to terminate the merger agreement instead of simply referring to “certain events.”
Information About CapitalSouth, page 1
10.	Please provide more detail regarding the Cease and Desist Order including, but not limited to, the following:
•	the OTS found, and Monticello agreed that it had engaged in unsafe and unsound practices and violated various laws and regulations; and

•	the extent to which the violations and unsafe and unsound practices were related to transactions directly or indirectly with Mr. Bowen or entities with which he is affiliated.
We have revised our disclosure on page 2 to provide more detail regarding the Cease and Desist Order including, but not limited to, the following:
•	the OTS finding, and Monticello’s agreement, that Monticello had engaged in unsafe and unsound practices and violated various laws and regulations; and

•	the extent to which the violations and unsafe and unsound practices were related to transactions directly or indirectly with Mr. Bowen or entities with which he is affiliated.
Opinion of Financial Advisor of Monticello, page 4
11.	Please revise to disclose that the opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders. Disclose that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen

Mr. Todd Schiffman
June 29, 2007

as opposed to all other shareholders. In addition, provide the same disclosure in the main section on page 42.
We have revised our disclosure on page 4 to disclose that the opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders of Monticello, and that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders of Monticello. In addition, we have revised our disclosure to provide the same disclosure in the main section on page 45.
Interests of Certain Persons in the Merger, page 7
12.	Please revise this section to address the conflict of interest that Mr. Bowen has as majority shareholder on the one hand and as Chairman and CEO on the other hand. Discuss his role in determining the terms of the merger. Identify the various benefits that he will be receiving from the merger that are different from those of other shareholders.

We have revised our disclosure on page 9 to address the conflict of interest that Mr. Bowen has as the majority shareholder of Monticello on the one hand and as Chairman and CEO of Monticello on the other hand. We have further revised our disclosure to discuss Mr. Bowen’s role in determining the terms of the merger and identify the various benefits that he will be receiving from the merger that are different from those of other shareholders of Monticello.
Monticello’s Shareholders Will Have Dissenters’ Rights, page 7
13.	Please revise to summarize the procedures that shareholders must comply with in order to preserve their rights. In addition, disclose that each shareholder has the right to determine whether Monticello, the shareholder, or a Florida state court determines the “fair value” of the shares.

We have revised our disclosure on page 8 to summarize the procedures that shareholders must comply with in order to preserve their dissenters’ rights under Florida law. In addition, we have further revised our disclosure to discuss that each Monticello shareholder has the right to determine whether Monticello, the shareholder, or a Florida state court determines the “fair value” of the shares.
Monticello Bank may have some exposure with respect to sub-prime loans, page 22
14.	Please disclose the amount and the percentage of your loans that are sub prime.

Mr. Todd Schiffman
June 29, 2007

We have revised our disclosure on page 26 to disclose the amount and percentage of Monticello Bank loans that are considered to be “sub-prime.”
Background of the Merger, page 37
15.	Please provide more detail regarding the background of the merger including, but not limited to, the following:
•	the reasons that each of the indications of interest were deemed not satisfactory and not pursued;

•	how you arrived at the current aggregate price, including the changes in the proposed price during the course of the negotiations;

•	how you arrived at the current consideration for Mr. Bowen; and

•	how you arrived at the current consideration for other stockholders.
We have revised our disclosure on page 41 to provide more detail regarding the background of the merger including, but not limited to, the following:
•	the reasons that each of the indications of interest received by Monticello were deemed not satisfactory and not pursued;

•	how CapitalSouth and Monticello arrived at the current aggregate price, including the changes in the proposed price during the course of the negotiations;

•	how CapitalSouth and Monticello arrived at the current consideration for Mr. Bowen; and

•	how CapitalSouth and Monticello arrived at the current consideration for other shareholders of Monticello.
Opinion of Financial Advisor of Monticello, page 42
16.	Please revise to disclose that opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders and that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders.

We have revised our disclosure on page 45 to disclose that the opinion of McKinnon was limited to the fairness of the aggregate consideration to be received by all the shareholders of Monticello, and that McKinnon did not express an opinion as to the fairness of the differences in consideration to be given to Mr. Bowen as opposed to all other shareholders of Monticello.

Mr. Todd Schiffman
June 29, 2007

Interests of Certain Persons in the Merger, page 46
17.	Please quantify the value of any compensation or other benefits that any director or officer of either company may receive. For instance, disclose the number of shares and the aggregate value of the shares that Mr. Bowen will receive as a director of CapitalSouth. Please update the disclosure to include all recent agreements and understandings, including those regarding Mr. Bowen.

We have revised our disclosure on page 51 to quantify the value of any compensation or other benefits that any director or officer of either company may receive, including the number of shares and the aggregate value of the shares that Mr. Bowen will receive as a director of CapitalSouth. We have revised our disclosure on page 54 to include all recent agreements and understandings regarding directors or officers of either company, including those regarding Mr. Bowen.
With Optional Election, page 51
18.	With regard to the cash/stock election, please confirm that you will:
•	consummate the transaction within one year of the meeting dates;

•	make an updated prospectus available to all shareholders;

•	shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;

•	the Company will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will be at least 5 business days following the date of such public announcement; and

•	shareholders will be permitted to withdraw or change their election at any time prior to the election date.
We have revised our disclosure on page 56 to confirm that:
•	assuming all regulatory and other approvals have been received, and all conditions to closing have been satisfied or waived, CapitalSouth and Monticello will consummate the transaction within one year of the meeting dates;

•	CapitalSouth and Monticello will make an updated prospectus available to all Monticello shareholders;

•	Monticello shareholders will have a minimum of 20 business days from the mailing of the form of election to make their election;

•	CapitalSouth will select, and publicly announce, a date as the last day on which forms of election will be accepted and the election date will

Mr. Todd Schiffman
June 29, 2007

be at least 5 business days following the date of such public announcement; and

•	Monticello shareholders will be permitted to withdraw or change their election at any time prior to the election date.
     Material Federal Income Tax Consequences of the Merger, page 61
19.	Revise to indicate that the discussion is the Opinion of Bradley Arant Rose & White. You must have a tax opinion at effectiveness regardless of the requirement for the closing tax opinion. In the last paragraph, remove all references to this discussion being a “summary” and not being “complete.”

We have revised our disclosure on page 66 to indicate that the discussion represents the opinion of Bradley Arant Rose & White LLP that, insofar as the discussion summarizes U.S. federal tax law, it is accurate in all material respects. We have further revised this disclosure to remove all references to this discussion being a “summary” and not being “complete.” The tax opinion of Bradley Arant Rose & White LLP attached as Exhibit 8 to the Amendment No. 1 to Form S-4 is given as of the date that the Amendment No. 1 to Form S-4 was filed and will be updated as of the date of effectiveness.
Comparison of Rights of Stockholders, page 69
20.	Please add a comparison of the dissenters’ rights.

We have revised our disclosure on page 75 to add a comparison of the dissenters’ rights held by the shareholders of Monticello and the stockholders of CapitalSouth.
Lending Activities, page 76
21.	We note that the percentages in the second column of the first table add up to more than 100%. Please revise the table.

We have revised the first table on page 83 so that the percentages in the second column add up to 100%.
Recent Developments, page 136
22.	Please include a separate section describing in detail the Cease and Desist Order. Explain in detail the underlying conduct that resulted in the OTS action. Discuss each requirement of the Order and the action taken to comply. Specify which requirement has not been resolved and indicate what action is being taken to comply with that requirement. Provide a cross-reference to this section in each place that you discuss the C&D Order.

Mr. Todd Schiffman
June 29, 2007

We have revised our disclosure on page 143 to describe and explain in detail the Cease and Desist Order, the underlying conduct that resulted in the OTS action, each requirement of the Order and the action taken by Monticello to comply, and that requirement that has not been resolved and the action that is being taken to comply with that requirement. We have also revised our disclosure to cross-reference to this section in each place that we discuss the C&D Order.
Monticello’s Management’s Discussion and Analysis, page 153
23.	Please revise the section entitled “General” to provide analysis of the underlying causes of the Office of Thrift Supervision’s action against you and the effects of the order.

We have revised our disclosure on page 164 to provide analysis of the underlying causes of the Office of Thrift Supervision’s action against Monticello and the effects of the order.
Exhibit 8
24.	Please revise to indicate that the discussion in the prospectus represents your Opinion as to the material income tax consequences of the transaction. Remove the “draft” designation from the exhibit index.

We have revised the discussion on page 66 to indicate that the discussion in the prospectus represents the opinion of Bradley Arant Rose & White LLP that, insofar as the discussion summarizes U.S. federal tax law, it is accurate in all material respects. We have revised the exhibit index to remove the “draft” designation from Exhibit 8 to the Amendment No. 1 to Form S-4.

CapitalSouth acknowledges that:
•	CapitalSouth is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 1 to Form S-4;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amendment No. 1 to Form S-4; and

•	CapitalSouth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Todd Schiffman
June 29, 2007

     If you have any questions or require any further information with respect to the Amendment No. 1 to Form S-4 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or J. Andrew Robison of this office at 205-521-8596.

Very truly yours,

/s/ J. Paul Compton, Jr.

Enclosures

cc:	Hon. John D. Harrison Ms. Nicky Hennings W. Dan Puckett Carol W. Marsh Hugh C. Nickson, III, Esq. J. Andrew Robison, Esq.